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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ________)*

                              Reliability Incorporated
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                            Common Stock, no par value
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                     759903107
                               ----------------------
                                   (CUSIP Number)

                                    Isam Qubain
                                     President
                Basic Engineering Services and Technology Labs, Inc.
                                  3600 Peterson Way
                               Santa Clara, CA  95054
                                    (408) 745-1001
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                     COPIES TO:
                                  Kirk O. Williams
                          Gray Cary Ware & Freidenrich LLP
                                400 Hamilton Avenue
                              Palo Alto, CA 94301-3699
                                   (650) 833-2057

                                   December 3, 1998
-------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  ------------------------
    CUSIP NO. 755903107           SCHEDULE 13D
  ------------------------

---------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Basic Engineering Services and      I.R.S. Employer Identification Number:  94-2393995
       Technology Labs, Inc.
       ("BEST IC Labs")
---------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                      (a)  / /
                                                                                      (b)  / /
---------------------------------------------------------------------------------------------------
   3   SEC USE ONLY


---------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
---------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                           / /
---------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       California
---------------------------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

   NUMBER OF          475,000 (1)
    SHARES      -----------------------------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY
    BY EACH     -----------------------------------------------------------------------------------
   REPORTING     9    SOLE DISPOSITIVE POWER

    PERSON            475,000 (1)
     WITH       -----------------------------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       475,000
---------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /
---------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.0%
---------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
---------------------------------------------------------------------------------------------------

-----------------

(1) Isam and Marguerite Qubain as the trustees of The Qubain Family Trust may be deemed to beneficially own the shares of Common Stock of the Issuer held by BEST IC Labs.

  ------------------------
    CUSIP NO. 755903107           SCHEDULE 13D
  ------------------------


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, no par value ("Common Stock"), of Reliability Incorporated, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16400 Park Row, Houston, Texas 77084.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of Basic Engineering Services and Technology Labs, Inc., a California corporation ("BEST IC Labs"), having its principal office located at 3600 Peterson Way, Santa Clara, California 95054.

     BEST IC Labs is a provider of testing services for semiconductor products.

     During the last five years, BEST IC Labs has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The table set forth in EXHIBIT 1 is incorporated herein by reference and lists the name, principal occupation or employment for the directors and executive officers of BEST IC Labs. The business address for the directors and executive officers BEST IC Labs is c/o Basic Engineering Services and Technology Labs, Inc., 3600 Peterson Way, Santa Clara, California 95054. To the knowledge of BEST IC Labs, none of such directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     BEST IC Labs is a citizen of the state of California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 19, 1998, BEST IC Labs entered into an Asset Purchase Agreement (the "Agreement") by and among BEST IC Labs, Isam Qubain, and the Issuer. The Agreement provides, among other things, that BEST IC Labs transfer to Issuer, and Issuer acquire from BEST IC Labs certain assets (the "Assets") for cash plus 475,000 Shares of Issuer's Common Stock. The sale of the Assets and the transfer of the shares of the Issuer's Common Stock was consummated on December 3, 1998.

ITEM 4.  PURPOSE OF TRANSACTION.

     Pursuant to the Agreement, the Issuer became the sole owner of the Assets. In connection therewith, the Issuer transferred to BEST IC Labs 475,000 shares of its Common Stock.

     It is expected that, the services previously provided by BEST IC Labs to the public with respect to the Assets will become part of Issuer's principal business activity.

     BEST IC intends to distribute the shares of Issuer's Common Stock, received by it pursuant to the Agreement, to the Qubain Family Trust.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     BEST IC Labs is deemed to have beneficial ownership, as defined in Rule 13d-3(a), of an aggregate of 475,000 shares, which represent approximately 7.0% of the total number of shares of Reliability Incorporated that are outstanding. BEST IC Labs has sole voting and dispositive power over the 475,000 shares acquired by BEST IC Labs pursuant to the Agreement. Isam and Marguerite Qubain as the trustees of The Qubain Family Trust may be deemed to beneficially own the shares of Common Stock of Issuer held by BEST IC Labs.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the Agreement, Mr. Qubain has agreed to indemnify Reliability up to $1,000,000 for any breaches of representations, warranties or covenants under the Agreement. Such indemnification obligation is not secured by any Assets of Mr. Qubain or BEST IC Labs received pursuant to the Agreement. The 475,000 shares of Common Stock of the Issuer issued to BEST IC Labs in connection to the Agreement may be used to satisfy the indemnification obligation under the Agreement.

                                   EXHIBIT INDEX

           EXHIBIT NO.  DESCRIPTION
               1.       Directors and Executive Officers of BEST IC Labs

               2. Asset Purchase Agreement, dated November 19, 1998, by and among BEST IC Labs, Isam Qubain and Issuer

               3.       Agreement to File Schedule 13D Jointly

  ------------------------
    CUSIP NO. 755903107           SCHEDULE 13D
  ------------------------


After reasonable inquiry and to the BEST of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:      December 11, 1998
        --------------------------


                                  Basic Engineering Services and
                                  Technology Labs, Inc.

                                       /s/ Isam Qubain
                                  ----------------------------------
                                  By:  Isam Qubain
                                  Its: President



                                       /s/ Isam Qubain
                                  ----------------------------------
                                  By:  Isam Qubain


                                       /s/ Marguerite Qubain
                                  ----------------------------------
                                  By:  Marguerite Qubain


                                       -12-